For Immediate Release – February 22, 2006

Vancouver, Canada: Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today reported its 2005 corporate achievements, corporate goals for 2006 and financial results for the fourth quarter and year ending December 31, 2005. All amounts are in U.S. dollars, unless otherwise stated.

“2005 was an important year for Ballard as we repositioned the company and developed a commercial strategy with a sharper focus, which has opened new opportunities for Ballard in materials handling and backup power markets,” said John Sheridan, Ballard’s newly appointed President and Chief Executive Officer. “As well, our natural gas-fueled cogeneration fuel cell product captured the leading position in the Japanese market and Ballard-powered fuel cell vehicles continued to demonstrate outstanding performance in automotive markets around the world.”

Ballard’s key 2005 achievements include:

Improvement in the company’s financial position

•	Ballard’s 2005 net loss of $87.0 million was a significant improvement over the previous year’s net loss of $175.4 million.

•	In 2005, Ballard’s operating cash consumption (including the operating cash consumption of Ballard Power Systems AG (“BPSAG”)) was $83.3 million, beating management’s guidance of $85 to $100 million. Excluding BPSAG, which was sold in 2005, Ballard’s operating cash consumption was $64.2 million, well within management’s updated guidance of $60 to 80 million.

•	Ballard’s 2005 year-end cash reserves of $233 million decreased just $7.2 million from the previous year and exceeded management’s guidance of between $215 and $225 million.

Increased fuel cell shipments in power generation markets

•	Ballard shipped or booked orders for 221 Mark 1030 fuel cells, primarily for integration into 1 kW residential fuel cell cogeneration systems for the Japanese market.

•	Ballard shipped or booked orders for more than 150 Mark9 SSL™ fuel cells, which will be used for electric forklift applications in the materials handling market.

Demonstrated automotive leadership in the lab and in the field

•	Ballard achieved its 2005 Technology Road Map targets, demonstrating automotive fuel cell stack technology with characteristics of $73 per kW cost (at high volume manufacturing), freeze start capability at -25° C, volumetric power density of 1,470 WattsBnetB/liter, and durability of more than 2,100 hours.

•	Cars, buses and vans powered by Ballard fuel cells continued to accumulate on-road experience – just over 1.2 million kilometres in 2005 (almost 2.2 million kilometres since January 2004).

•	New fuel cell vehicle demonstration programs launched in Santa Clara, California; Vancouver, British Columbia; and Beijing, China.

•	Ballard advanced its next generation automotive fuel cell technology, resulting in milestone payments from DaimlerChrysler and Ford in the fourth quarter of 2005.

2006 Corporate Objectives

In 2006, Ballard will continue to build a commercial fuel cell business by advancing its core technologies and products, and by demonstrating growth in the power generation and automotive markets.

UPower Generation

Residential Fuel Cell Cogeneration

•	Ship or book 280 Mark 1030 fuel cells

•	Deliver prototype of next generation fuel cell for field demonstration

Materials Handling and Backup Power

•	Ship or book 300 Mark9 SSL™ fuel cells

UAutomotive —

•	Achieve 2006 Technology “Road Map” goals: oCost: $65 per kW oFreeze start: -30° C in 195 seconds oPower density: 1,500 WattsBnetB/liter oDurability: 2,300 hours of lifetime

•	Deliver next generation automotive fuel cell prototype

•	Deliver next generation electric drive prototype for fuel cell vehicles

UFinancial Management

•	Achieve revenue of $55 to $65 million

•	Achieve operating cash consumption of $50 to $65 million

2005 Corporate Achievements

Ballard’s 2005 corporate objectives were designed to demonstrate progress in three key areas: technology leadership, strategic growth and financial sustainability. Ballard achieved or partially achieved all eight of its corporate objectives.

1.	Demonstrate next generation automotive fuel cell stack technology that meets -25º C freeze start, costs less than $85 per kW when manufactured in high volumes and achieves at least 2,000 hours of lifetime. Achieved. Ballard met its 2005 Technology Road Map targets by demonstrating automotive fuel cell stack technology with the following characteristics:

•	Cost of $73 per kWP1 & 2P o Freeze start capability at -25° C in 90 seconds

•	Volumetric power density of 1,470 WattsBnetB/liter

•	Durability of more than 2,100 hours

2.	Demonstrate next generation automotive fuel cell electric drive technology. Achieved. Ballard met its next generation electric drive customer milestones five weeks ahead of schedule.

3.	Introduce next generation 1 kW combined heat and power fuel cell stack technology. Achieved.

Ballard delivered 100% of its next generation 1 kW residential cogeneration fuel cells to customers on schedule.

4.	Achieve more than 2,000,000 kilometers of cumulative on-road operational experience by Ballard-powered vehicles since January 2004. Achieved. Ballard fuel cell-powered vehicles accumulated an additional 1,273,105 kilometers of on-road experience in 2005, bringing Ballard’s cumulative on-road experience to almost 2.2 million kilometers since January 2004.

5.	Secure a new strategic relationship with at least one non-Alliance automotive fuel cell customer. Partially achieved. Ballard made progress during the year by signing benchmarking and evaluation contracts with two non-Alliance automotive fuel cell customers. Discussions are ongoing.

6.	Capture market share leadership of the Japanese 1 kW combined heat and power fuel cell generator market. Achieved. EBARA Ballard Corporation captured 43% market share of the Japanese 1 kW natural gas-fueled, residential fuel cell cogeneration market in 2005.

7.	Implement Six Sigma tools and methodologies in fuel cell manufacturing. Achieved. Ballard realized cost savings in 2005 of $940,000 as a result of implementing Six Sigma tools and methodologies in fuel cell manufacturing.

8.	Achieve cash consumption target of between $85 million and $100 million (defined as cash requirements from operations and capital expenditures). Achieved. Ballard’s operating cash consumption for 2005 improved year over year to $83.3 million, including the results of BPSAG. Excluding BPSAG, 2005 cash consumption was $64.2 million.

2005 Financial Results

Ballard’s revenue in the fourth quarter and fiscal year ended December 31, 2005 was $17.7 million and $53.7 million respectively, compared to $20.5 million and $81.4 million for the same periods in 2004. Fourth quarter revenues decreased $2.9 million as a result of the sale of BPSAG and lower heavy-duty bus fuel cell shipments, offset by increased engineering service and other revenue. Full year revenues decreased $27.6 million. Lower product revenues for the year were due to the timing of our automotive customers’ fuel cell vehicle fleet deployments, which mainly occurred in 2003 and 2004. Engineering service revenue increased for 2005 as a result of two factors:

•	Commencement of revenues under the next generation light-duty fuel cell engine and electric drive programs and 1 kW residential cogeneration fuel cell program in the second half of 2005, and

•	The completion of the development phase of the previous generation light-duty fuel cell engine program, which began in the first half of 2004.

Net loss for the quarter and fiscal year ended December 31, 2005 was $16.1 million ($0.14 per share) and $87.0 million ($0.73 per share) respectively, compared to $55.1 million ($0.46 per share) and $175.4 million ($1.48 per share) for the same periods in 2004.

Adjusting for “one time” factors, Ballard’s normalized net lossP3P for the quarter and fiscal year ended December 31, 2005, was $16.3 million ($0.14 per share) and $100.8 million ($0.84 per share), compared with $38.4 million ($0.32 per share) and $132.6 million ($1.12 per share) for the same periods in 2004. Normalized net loss for the fourth quarter decreased due to lower operating expenses as a result of the sale of BPSAG, improved margins, higher engineering service and other revenue and lower depreciation and amortization. The decrease in normalized net loss for the year was mainly a result of reduced operating expenses, lower depreciation and amortization and higher investment and other income.

Operating cash consumptionP3P for the fourth quarter of 2005 improved significantly to $5.8 million, compared to $17.9 million in 2004. Reduced operating expenses from the sale of BPSAG and improved margins, partly offset by lower cash inflows from working capital contributed to the decreased operating cash consumption. Operating cash consumptionP3P for the year ended December 31, 2005 was $83.3 million, compared to $85.3 million in 2004, including the $19.1 million operating cash consumption of our subsidiary, BPSAG, which was sold as of August 31, 2005. Reduced operating expenses were offset by higher outflows for working capital requirements over the prior year.

Ballard’s cash, cash equivalents and short-term investments for the year ended December 31, 2005 totaled $233.0 million compared to $240.3 million for the same period in 2004.

“The steps we took this past year strengthened our financial position” said Dave Smith, Ballard’s Chief Financial Officer, “ We begin 2006 with cash reserves of $233 million and development funding commitments of $62 million from our strategic partners. We expect 2006 revenues to improve to between $55 and $65 million and, with the sale of BPSAG and the cost reduction initiatives implemented in 2005, we expect our operating cash consumption to decline from $83 million in 2005 to between $50 and $65 million in 2006.”

Selected Consolidated Financial Information

Unaudited (Expressed in thousands of U.S. dollars except for per share amount and number of shares)

	Three months ended December 31		Year ended
			December 31
	2005	2004	2005	2004

Revenues:
Product revenues	$10,498	$17,023	$37,366	$67,575
Engineering service and other revenue	7,169	3,511	16,367	13,798

Total revenues	17,667	20,534	53,733	81,373

Cost of revenues and expenses:
Cost of product revenues	6,760	17,375	31,292	59,594
Research and product development	15,940	26,560	75,492	91,737
General and administrative	4,540	4,481	17,543	15,671
Marketing	1,916	2,258	8,012	10,028
Depreciation and amortization	5,427	8,796	26,094	40,094

Total cost of revenues and expenses	34,583	59,470	158,433	217,124

Loss before undernoted	(16,916)	(38,936)	(104,700)	(135,751)
Investment and other income	2,172	1,003	11,153	3,670
Loss on disposal and write-down of long-lived assets	(70)	(16,271)	(7,787)	(17,678)
Gain (loss) on assets held for sale	513	—	18,294	(23,051)
Equity in loss of associated companies	(1,780)	(672)	(3,738)	(2,175)

Loss before income taxes	(16,081)	(54,876)	(86,778)	(174,985)
Income taxes	65	232	205	422

Net loss for period	(16,146)	(55,108)	(86,983)	(175,407)
Basic and diluted loss per share	$(0.14)	$(0.46)	$(0.73)	$(1.48)

Weighted average number of common shares outstanding	112,725,393	118,694,184	119,701,260	118,461,114

Cash used by operations	$2,618	$14,359	$76,729	$78,257
Capital expenditures	$3,159	$3,535	$6,613	$7,087

	December 31, 2005		December 31, 2004

Total cash, cash equivalents and short term investments		$233,033		$240,259
Total Assets		$524,874		$659,171

Ballard has filed its financial statements and MD&A with the appropriate Canadian and U.S. securities regulators. These documents are available at http://www.sedar.com and http://www.sec.gov/edgar.shtml. They are also available on Ballard’s website at http://www.ballard.com.

Normalized net loss measures Ballard’s net loss after excluding items that are unusual in nature or do not reflect the normal operating activity of the business.

			Year ended
Normalized Net Loss	Three months ended December 31		December 31
(Expressed in thousands of U.S. dollars)	2005	2004	2005	2004
Reported net loss	$(16,146)	$(55,108)	$(86,983)	$(175,407)
Foreign exchange (gains) losses	262	398	(3,339)	2,062
Loss on disposal and write-down of long-lived assets	70	16,271	7,787	17,678
(Gain) loss on assets held for sale	(513)	—	(18,294)	23,051

Normalized net loss	$(16,327)	$(38,439)	$(100,829)	$(132,616)

Normalized net loss per share	$(0.14)	$(0.32)	$(0.84)	$(1.12)

Operating cash consumption measures the amount of cash required to fund the operating activities of the business and excludes financing and investing activities except for additions to property, plant and equipment.

			Year ended
Operating cash consumption	Three months ended December 31		December 31
(Expressed in thousands of U.S. dollars)	2005	2004	2005	2004
Cash used by operations	$2,618	$14,359	$76,729	$78,257
Additions to property, plant and equipment	3,159	3,535	6,613	7,087

Operating cash consumption	$5,777	$17,894	$83,342	$85,344

Conference Call Details
Ballard will hold a conference call at 7:00 a.m. PST (10:00 a.m. EST) Thursday, February 23, 2006 to discuss details regarding the company’s 2005 performance and forward-looking information. Access to the call may be obtained by calling the operator at 416.644.3415 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416.640.1917. The confirmation number to access the playback is 21173924#. The audio web cast and PowerPoint presentation can be accessed on Ballard’s web site at TUhttp://events.onlinebroadcasting.com/ballard/022306/index.phpUT and will be archived for replay for two weeks.

About Ballard Power Systems
Ballard Power Systems is recognized as a world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the WorldP®P, visit TUwww.ballard.comUT.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

John Sheridan and Dave Smith will be available to comment on Ballard’s 2005 results after 10 a.m. PST on Thursday, February 23, 2006. For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young at 604-454-0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.